02045761

UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period of ______________________________ June 14-27, 2002

HURRICANE HYDROCARBONS LTD.

(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. News Release:
   June 25, 2002 – Background Information on the Termination of the CPC Purchase Transaction
2. Toronto Stock Exchange Monthly Report on Options, Warrants and Shares – May 31, 2002

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F __√_ Form 40-F___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: June 27, 2002

By: ______________________
Ihor P. Wasylkiw, P.Eng., Vice President Investor Relations

NEWS RELEASE

FOR IMMEDIATE RELEASE – June 25, 2002
FOR: **Hurricane Hydrocarbons Ltd.**
SUBJECT: **Background Information on the Termination of the CPC Purchase Transaction**

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") announces that in response to continuing questions from shareholders on the circumstances that led to the termination of the CPC purchase transaction, Hurricane has published on the company website, English translations of various correspondences exchanged between Hurricane and KazMunaiGas on this matter.

These documents can be accessed via the home page from "Hurricane at a Glance".

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-30-

For further information please contact:

Ihor P. Wasylkiw
Vice President Investor Relations
(403) 221-8658

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

TSE

Toronto Stock Exchange

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Company Name: Hurricane Hydrocarbons Ltd.
Stock Symbol: HHL.a
For Month Ending: May 31, 2002
Date Prepared: June 25, 2002
Contact Name: Ihor Wasylkiw
Phone Number: (403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					4,572,193
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					0
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
May 16, 2002	P. Bemis	Apr 17, 2001	$10.45	3,750	
May 16, 2002	P. Bemis	Aug 23, 2001	$9.00	225	
May 16, 2002	D. Rees	Dec 20, 2000	$8.15	1,250	
May 17, 2002	B. Bonkowski	Apr 17, 2001	$10.45	5,000	
May 17, 2002	B. Bonkowski	Aug 23, 2001	$9.00	300	
May 27, 2002	R. Kaplan	Oct 12, 1999	$1.40	143,000	
May 27, 2002	R. Kaplan	Aug 27, 1997	$9.30	25,000	
Subtotal					(178,525)
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					0
Closing Stock Option Plan Balance					4,393,668

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		4,766,250
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		(178,525)
Closing Reserve Balance		4,587,725

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		81,120,353
Stock Options Exercised		178,525
Share Purchase Plan		
Corresponding Convertible Securities Exercised		4,080
Corresponding Convertible Securities Cancelled		
Shares Cancelled		
Issuer Bid Cancellation		
Closing Issued Capital Balance		81,302,958

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